July 31, 2009

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Christian Sandoe

Re:	ProShares Trust
File Nos. 333-89822 and 811-21114

Dear Mr. Sandoe:

On behalf of ProShares Trust (the “Trust”), enclosed for filing pursuant to Rule 485(a) under the Securities Act of 1933, as amended, is Post-Effective Amendment No. 16 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), together with all exhibits thereto. The purpose of this Amendment is to file the Trust’s statutory prospectus with summary sections for each of the Trust’s funds.

If you should have any questions, you may contact the undersigned directly at (240) 497-6495.

Sincerely,

Barry Pershkow

Vice President and Legal Counsel

Enclosure